Exhibit 99.1

First Quarter 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Highlights

Drug Development

•                  January 25, 2010: Updated results of a Phase 2 study related to the use of perifosine in the treatment of advanced metastatic colon cancer showing a statistically significant benefit in survival.

•                  January 29, 2010: Publication in the February 2010 issue of the Journal of Clinical Cancer Research of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia.

•                  February 3, 2010: Special Protocol Assessment (“SPA”) granted by the United States Food and Drug Administration (“FDA”) for the Phase 3 trial of perifosine in combination with capecitabine (Xeloda®) in refractory advanced colorectal cancer. The trial is to be conducted and sponsored by our partner, Keryx Biopharmaceuticals, Inc. (“Keryx”).

•                  March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency (“EMA”) had issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

Subsequent to Quarter-End

•                  April 5, 2010: Perifosine receives FDA Fast Track Designation for the Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) registration trial.

•                  April 8, 2010: Initiation of a Phase 3 registration trial with perifosine in refractory advanced colorectal cancer by Keryx.

•                  April 15, 2010: Positive Scientific Advice from the European Medicines Agency for the Phase 3 program with perifosine in multiple myeloma.

•                  April 20, 2010: Presentations of preclinical data on Erk inhibitor, AEZS-131, and Erk/PI3K dual inhibitor, AEZS-132, as well as preclinical data from a study sponsored by the National Institutes of Health with perifosine in oncology at the American Association for Cancer Research Annual Meeting in Washington, D.C.

•                  April 20, 2010: Completion of a US$15.0 million registered direct offering with certain institutional investors.

•                  April 23, 2010: Regained compliance with Nasdaq’s minimum bid price listing requirement.

•                  May 6, 2010: Received orphan-drug designation from the FDA for AEZS-108, our doxorubicin targeted conjugate compound, for the treatment of ovarian cancer.

•                  May 12, 2010: Received approval from the FDA for our Investigational New Drug (“IND”) application for AEZS-108, in luteinizing hormone-releasing hormone (“LHRH”) receptor positive urothelial (bladder) cancer.

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the three-month period ended March 31, 2010. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements and related notes for the three-month periods ended March 31, 2010 and 2009. Our consolidated financial statements, reported in United States dollars (“US dollars”), except where otherwise noted, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for financial information, which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”).

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the FDA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, Nasdaq: AEZS) is a late-stage drug development company specialized in oncology and endocrine therapy.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in multiple myeloma and colorectal cancer, combined with our Phase 2 program in multiple cancers, as well as our Phase 2 program with AEZS-108 in advanced endometrial and advanced ovarian cancer combined with potential developments in other cancer indications. In endocrinology, AEZS-130 (SolorelTM), which is being studied as a growth hormone stimulation test for the diagnosis of growth hormone deficiency (“GHD”) in adults, is our lead Phase 3 program.

Key Developments for the Three Months Ended March 31, 2010

Drug Development

Status of our drug pipeline as at May 12, 2010

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-120

Prostate cancer vaccine
(oncology)

AEZS-129, 131 and 132
Erk & PI3K Inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

AEZS-115

Non-peptide LHRH antagonists

(endometriosis & urology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in tumour induced cachexia and other (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Ovarian cancer • Endometrial cancer	Perifosine • Multiple myeloma • Colorectal cancer AEZS-130 (SolorelTM) • Diagnostic in adult GHD (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea (oncology)	Perifosine: Keryx North America Handok Korea (oncology)	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi Japan

ONCOLOGY

Perifosine

Perifosine is the first orally active Akt inhibitor in a Phase 3 trial for multiple myeloma and colorectal cancer, as well as in multiple Phase 2 trials for other types of cancer. The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK, which have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent antitumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer.

On January 25, 2010, we announced that Keryx, our partner and licensee in North America, had reported a statistically significant benefit in survival from updated results of a Phase 2 study of perifosine in the treatment of advanced metastatic colorectal cancer. Results showed improvement in both time to tumor progression and overall survival in the perifosine + capecitabine arm, versus the placebo + capecitabine arm. Of notable interest, and for the first time presented, were data showing a statistically significant benefit in median overall survival (15.3 months vs. 6.8 months — p=0.0088) and time to progression (18 weeks vs. 10 weeks — p=0.0004) for the subset of patients who were refractory to a 5-FU (Fluorouracil) chemotherapy-based treatment regimen.

On January 29, 2010, we announced the publication in the February 2010 issue of the Journal of Clinical Cancer Research of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia. Data demonstrated a 35% overall response rate with a median progression-free survival of 12.6 months in patients with relapsed or relapsed/refractory Waldenstrom’s macroglobulinemia.

On February 3, 2010, we announced that Keryx had reached another SPA with the FDA for the Phase 3 trial of perifosine in refractory advanced colorectal cancer, in addition to the earlier SPA agreement for the Phase 3 trial in multiple myeloma.

March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency had issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

AEZS-108

AEZS-108 represents a new targeting concept in oncology using a cytotoxic peptide conjugate, which is a hybrid molecule composed of a synthetic peptide carrier and a well-known cytotoxic agent, doxorubicin. The design of this product allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH-receptor-positive tumors. Phase 2 studies with AEZS-108, involving up to 82 patients with advanced endometrial cancer and advanced ovarian cancer, are being conducted and final results are expected in 2010.

ENDOCRINOLOGY

AEZS-130

AEZS-130, a growth hormone secretagogue, is a novel synthetic small molecule, acting as a ghrelin mimetic, that is orally active and stimulates the secretion of growth hormone.

A Phase 3 clinical trial of AEZS-130 (SolorelTM, proposed trademark for diagnostic use), to establish it as a diagnostic test for GHD in adults, was initiated in the United States by our former licensee, Ardana Bioscience Ltd. (“Ardana”); however, the trial was suspended before completion because of Ardana’s insolvency.

We have already assumed the sponsorship of the Investigational New Drug application and are discussing with the FDA the best way to complete the ongoing Phase 3 clinical trial, and subsequently file a New Drug Application (“NDA”) for approval of AEZS-130 (SolorelTM) as a diagnostic test for GHD in adults.

The pivotal Phase 3 trial (listed in www.clinicaltrials.gov study # NCT00448747) is designed to investigate the safety and efficacy of the oral administration of AEZS-130 (SolorelTM) as a growth hormone stimulation diagnostic test compared to growth hormone-releasing hormone (“GHRH”) + L-arginine, administered intravenously. Currently available results from this study, previously reported by G. Merriam et al. (Poster P2-749, ENDO ‘09, June 2009), demonstrated no safety issues and better discrimination between adult GHD patients and normal controls with AEZS-130 (SolorelTM) oral solution, compared to the GHRH-Arginine intravenous administration test used in the study.

We are in discussions with the FDA in order to expedite the completion of the Phase 3 program as a diagnostic test for adult GHD.

Ozarelix

Ozarelix is a LHRH agonist. Mechanistically, LHRH antagonists exert rapid inhibition of luteinizing hormone and follicle stimulating hormone with an accompanying rapid decrease in sex hormones and would therefore be expected to be effective in a variety of hormonally dependent disease states including ovarian cancer, prostate cancer, benign prostatic hyperplasia (“BPH”), infertility, uterine myoma and endometriosis.

On January 27, 2010, our partner, Spectrum, announced the decision to discontinue the development of ozarelix in BPH. Spectrum reported that the mixed results of an earlier Phase 2b study and the recently announced failure of a large Phase 3 registrational trial of cetrorelix (another LHRH antagonist) in this indication do not support continued development in BPH.

Corporate Development

Subsequent to Quarter-End

On April 20, 2010, we completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit. The related warrants represent the right to acquire an aggregate of 4,444,444 common shares at an exercise price of $1.50 per share, are exercisable six months following the date of issuance and will expire on the fifth-year anniversary of the date on which the warrants become exercisable. Total proceeds raised in this offering amounted to $15.0 million, less estimated cash transaction costs of approximately $1.3 million. The purchasers in the offering were comprised of institutional investors, and the securities described above were offered by us pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

On April 27, 2010, we announced that we had regained compliance with Nasdaq’s Marketplace Rule 5450(a)(i) (minimum $1.00 bid price rule) as of Friday, April 23, 2010.

Interim Consolidated Results of Operations

Interim Consolidated Statements of Operations

(in thousands, except for share and per share data)

(unaudited)

	Three months ended March 31,
	2010	2009
	$	$
Revenues
Sales and royalties	5,716	4,971
License fees and other	706	1,140
	6,422	6,111
Operating expenses
Cost of sales, excluding depreciation and amortization	4,617	3,694
Research and development costs, net of tax credits and grants	5,701	11,437
Selling, general and administrative expenses	2,792	3,554
Depreciation and amortization
Property, plant and equipment	263	311
Intangible assets	389	557
	13,762	19,553
Loss from operations	(7,340)	(13,442)
Other income
Interest income	58	154
Foreign exchange gain	1,402	900
	1,460	1,054
Net loss for the period	(5,880)	(12,388)
Net loss per share
Basic and diluted	(0.09)	(0.23)
Weighted average number of shares
Basic and diluted	63,089,954	53,187,470

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from ARES Trading S.A.’s (“Merck Serono”) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. (“Cowen”) of the underlying future royalty stream.

License fees are derived from non-periodic milestone payments, research and development (“R&D”) contract fees and amortization of upfront payments received from our licensing partners.

Sales and royalties were $5.7 million for the three-month period ended March 31, 2010, compared to $5.0 million for the same period in 2009. This increase is largely related to comparative higher-than-normal deliveries of Cetrotide® to certain customers.

Sales and royalties of the second quarter 2010 are expected to remain relatively stable, as compared to the first quarter of 2010.

License fee and other revenues decreased to $0.7 million for the three-month period ended March 31, 2010, compared to $1.1 million for the same period in 2009, due mainly to lower amortization of upfront license fee payments in 2010 related to our agreement with sanofi-aventis U.S. LLC (“sanofi-aventis”), which was entered into in March 2009, in connection with our now discontinued development program involving cetrorelix for the treatment of BPH, and subsequently terminated. This quarter-over-quarter decrease occurred despite the reimbursement by sanofi-aventis of certain residual R&D expenses incurred in 2010 in connection with the aforementioned agreement. Those reimbursements were recorded as license fee revenues as earned.

License fee and other revenues are expected to decrease in the second quarter of 2010, compared to the first quarter of 2010, due to the absence of R&D cost reimbursements, referred to above, in future months.

Operating Expenses

Cost of sales increased to $4.6 million for the three-month period ended March 31, 2010 compared to $3.7 million for the same period in 2009. This increase is largely attributable to the higher comparative increase in sales of Cetrotide®, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 81%, compared to 74% in the first quarter of 2009, due to a comparative increase in costs that we incurred related to third-party manufacturers for the production of Cetrotide®.

R&D costs, net of tax credits and grants, were $5.7 million for the three-month period ended March 31, 2010, compared to $11.4 million for the same period in 2009.

The comparative decrease in net R&D costs is almost entirely attributable to the winding down and termination of development activities related to cetrorelix in BPH, despite the presence in the first quarter of 2010 of residual expenditures associated with certain remaining contractual obligations.

We expect net R&D costs to decrease slightly in the second quarter of 2010, compared to the first quarter of 2010. However, we expect that overall net R&D costs will decrease to between $18.0 million and $20.0 million for the full year 2010, as compared to full year 2009, particularly given the absence of future development activities related to cetrorelix in BPH and given our primary focus on developing perifosine.  As noted above, perifosine-related development activities are sponsored by our partner, Keryx, for the North American territory.  Additionally, future comparative cost reductions are expected to result from the fact that development efforts related to AEZS-108 and AEZS-130 each require lower investment at the current time, compared to previous cetrorelix-related R&D activities.

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the three-month period ended March 31, 2010.  This table excludes internal costs, which in turn include, among others, pertinent employee salary and benefit expenses that we incurred in connection with the advancement of our pipeline as a whole, as well as costs related to the manufacture and sale of Cetrotide®.

(in thousands, except percentages)

(unaudited)

			Three months ended March 31, 2010
Product	Status	Indication	$	%
Cetrorelix	Phase 3*	BPH*	1,571	59.53
AEZS-130 (SolorelTM)	Phase 3	Endocrinology (diagnostic)	168	6.37
Perifosine	Phases 2 and 3	Oncology	137	5.19
AEZS-108	Phase 2	Oncology	121	4.59
AEZS-112	Phase 1	Oncology	178	6.74
AEZS-129, 131 and 132 / Erk PI3K	Preclinical	Oncology	228	8.64
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	74	2.80
Other	Preclinical	Multiple	162	6.14
			2,639	100.00

*     Development activities substantially terminated and residual contractual obligations predominantly satisfied through March 2010.  These costs were reimbursed in part by sanofi-aventis.

Third-party R&D costs are expected to decrease in future quarters, given the lower required investment in many of the compounds in our pipeline.

Selling, general and administrative (“SG&A”) expenses were $2.8 million for the three-month period ended March 31, 2010, compared to $3.6 million for the same period in 2009. This decrease is primarily related to lower comparative salary and benefit costs, lower legal expenses and other cost-saving measures.

We expect that SG&A expenses incurred in the second quarter of 2010 will be similar to the first quarter of 2010. Overall, we expect a significant decrease of SG&A expenses for the full year 2010, as compared to the full year 2009 results as we continue to apply and monitor cost-saving measures.

Loss from operations decreased to $7.3 million for the three-month period ended March 31, 2010 from $13.4 million for the same period in 2009. This decrease primarily results from lower net R&D costs and lower SG&A expenses, as discussed above, partly offset by lower comparative license fee revenues and lower sales and royalty margins, as discussed above.

Other income for the three-month period ended March 31, 2010 totalled $1.5 million, compared to $1.1 million for the same period in 2009. This increase is primarily attributable to higher net foreign exchange gains having been recorded in the three-month period ended March 31, 2010, compared to the same period in 2009.

Net loss for the three-month period ended March 31, 2010 was $5.9 million, or $0.09 per basic and diluted share, compared to $12.4 million, or $0.23 per basic and diluted share, for the same period in 2009. This decrease is mainly related to lower comparative net R&D costs, lower SG&A expenses and higher foreign exchange gains, partly offset by lower comparative license fee revenues and lower sales and royalty margins, as discussed above.

Interim Consolidated Balance Sheet Information

(Unaudited)

(in thousands)	As at March 31, 2010	As at December 31, 2009
	$	$

Cash and cash equivalents	26,947	38,100
Accounts receivable and other current assets	10,383	10,913
Restricted cash	833	878
Property, plant and equipment	3,885	4,358
Other long-term assets	29,924	32,013
Total assets	71,972	86,262

Accounts payable and other current liabilities	14,777	19,211
Current portion of long-term payable	59	57
Long-term payable	118	143
Non-financial long-term liabilities*	53,848	57,625
Total liabilities	68,802	77,036
Shareholders’ equity	3,170	9,226
Total liabilities and shareholders’ equity	71,972	86,262

* Comprised mainly of deferred revenues and employee future benefits.

The decrease in cash and cash equivalents as at March 31, 2010, compared to December 31, 2009, is due to recurring disbursements and other variations in components of our working capital, as well as the comparative weakening in 2010 of the euro vis-à-vis the US dollar.

The decrease in accounts payable and other current liabilities results to a large degree from settlements of trade payables and other accrued expenses, including balances representing certain residual obligations related to cetrorelix activities.

The decreases in other long-term assets and non-financial long-term liabilities are primarily attributable to the aforementioned foreign exchange fluctuation impact.

The decrease in shareholders’ equity from December 31, 2009 to March 31, 2010 is almost entirely attributable to the increase in our deficit due to the net loss for the three months ended March 31, 2010 and to the decrease of accumulated other comprehensive income, which in turn is comprised of cumulative translation adjustments.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

	Payments due by period
(Unaudited) (in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Long-term payable	177	59	118	—	—
Operating lease commitments	12,066	1,806	3,923	3,774	2,563
Commercial commitments	4,080	2,427	1,653	—	—
Total	16,323	4,292	5,694	3,774	2,563

Outstanding Share Data

As at May 12, 2010, there were 74,207,732 common shares issued and outstanding, as well as 6,207,255 stock options outstanding. Warrants outstanding as at May 12, 2010 represent a total of 8,555,047 equivalent common shares.

Capital disclosures

Our objective in managing capital is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

We endeavour to manage our liquidity to minimize dilution to our shareholders. Non-dilutive activities have included the sale of non-core assets and rights to future royalties, collection of investment tax credits and grants, interest income, licensing fees, service and royalties. More recently, however, we have raised additional capital via registered direct offerings, including the most recent of such transactions, discussed above.

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities and other non-dilutive activities, except for the registered direct offerings completed during the year ended December 31, 2009 and more recently, in April 2010, as discussed above.

Our cash and cash equivalents amounted to $26.9 million as at March 31, 2010, compared to $38.1 million as at December 31, 2009. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at March 31, 2010, cash and cash equivalents of the Company included CAN$1.2 million and €3.6 million.

Based on our assessment, which took into account current cash levels, the completion of our most recent registered direct offering, discussed above, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of March 31, 2010.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows used in operating activities were $10.8 million for the three-month period ended March 31, 2010, compared to cash provided by operating activities of $15.3 million for the same period in 2009. The significant increase in cash used in operating activities is primarily due to the inclusion in 2009 of non-refundable net proceeds received from sanofi-aventis in connection with our agreement related to cetrorelix in BPH (subsequently terminated), amounting to $27.0 million.

We expect net cash used in operating activities to decrease in future quarters, compared to the first quarter of 2010, due in particular to the future absence of cetrorelix-related expenditures, as well as to other R&D and additional SG&A cost savings.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies since December 31, 2009, with the exception of the application of the new accounting guidance discussed below. A complete description of our critical accounting policies and estimates can be found in our consolidated financial statements as at and for the year ended December 31, 2009. A summary of pertinent differences between Canadian and US GAAP can be found in note 26 to our annual 2009 financial statements, while significant differences in the measurement and disclosure between Canadian and US GAAP as at and for the period ended March 31, 2010 are provided in note 11 to our interim consolidated financial statements.

New Accounting Standards

Accounting standards not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. We are currently evaluating the impact that this guidance may have on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on certain operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, currently underway.

Solutions development activities include, but are not limited to, the following key activities:

•                  Performance of a more detailed review of relevant IFRS standards in order to identify differences as compared to our current accounting policies;

•                  Performance of quantitative and qualitative impact analyses pursuant to the application of current international guidance to financial information;

•                  Preparation of “mock” financial statements and notes in accordance with IFRS in order to establish a model for required presentation, format and disclosures;

•                  Selection or modification of accounting policies, where required or appropriate, including those available under IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), as discussed below;

•                  Identification of any necessary changes relative to information-gathering activities and processes, including systems;

•                  Identification of impact on other internal and external stakeholders; and

•                  Providing training to selected personnel.

Our solutions development activities completed to date have allowed us to conclude that the adoption of certain international standards likely will result in a significant change to current accounting policies, reported financial statement amounts or disclosures. With the exception of IFRS 1, selected areas of international guidance examined to date that are relevant to our business, and the corresponding expected impact that likely will result from the application thereof, are presented below.

Accounting topic	Accounting difference and expected impact

Financial instruments — contingent settlement provisions

International Accounting Standard (“IAS”) 32, Financial Instruments: Disclosure and Presentation (“IAS 32”), provides more precise guidance than Canadian GAAP with respect to the classification of financial instruments, including share purchase warrants, with contingent settlement provisions. Under Canadian GAAP, we have classified all outstanding share purchase warrants as shareholders’ equity, where the instruments are reported at their grant-date fair value. Under the provisions of IAS 32, these warrants would be classified as liabilities and marked to market at each reported balance sheet date, and any changes to fair value would be recognized in the consolidated statement of operations. This treatment is similar to current US GAAP requirements, which are discussed in note 11 to our interim consolidated financial statements as at and for the three-month periods ended March 31, 2010 and 2009.

Employee benefits — actuarial gains and losses

IAS 19, Employee Benefits (“IAS 19”), allows actuarial gains and losses to be recognized either in other comprehensive income or in profit or loss, so long as the treatment is consistent over all plans and over time. Under Canadian GAAP, we have recognized such gains or losses through profit or loss. However, management has decided that actuarial gains and losses will be recognized in other comprehensive income on a prospective basis (see also below).

It should be noted that the differences shown above are not a complete list of topics that are or could become pertinent to our business. As such, as we advance our solutions development activities, we may identify other areas that could result in significant quantitative or qualitative impacts upon IFRS adoption or thereafter in comparison to currently applied Canadian GAAP.

As we continue to analyze any potential quantitative adjustments and policy decisions that need to be made upon full conversion to IFRS, we have reached some key preliminary conclusions related to the application of IFRS 1.

IFRS 1 provides authoritative guidance for use in the conversion of a set of financial statements (and interim financial reports for part of that period) from another basis of accounting to IFRS. The basic concept of IFRS 1 is that the adoption of IFRS should be applied retrospectively, meaning that an entity should present its first financial statements using IFRS as if IFRS had been applied and effective from the date of the entity’s inception. However, due to the fact that full retrospective application is unlikely to be achievable in a cost-effective manner, IFRS 1 offers certain optional exemptions to first-time preparers of IFRS financial statements. Any, all or none of these exemptions may be taken.

Presented below are our preliminary conclusions with respect to some key IFRS 1 optional exemptions, as applicable to our business.

Accounting topic	IFRS 1 exemption explained	Preliminary conclusion

Business combinations

IFRS 1 allows first-time preparers to elect not to restate business combinations that have occurred prior to the date of transition (January 1, 2010) in accordance with IFRS 3, Business Combinations (“IFRS 3”).

We will elect to apply this exemption and apply IFRS 3 only to any business combinations that may occur after the date of transition, without restating any prior business combinations.

Valuation of property, plant and equipment	IFRS 1 permits first-time preparers to measure selected assets at fair value and use that fair value as deemed cost of those assets in the transition date balance sheet.	We will not utilize this optional exemption and continue to use the cost model for property, plant and equipment as of the date of transition to IFRS.

Foreign currency translation adjustments	IFRS 1 permits first-time preparers to eliminate the cumulative translation adjustment (“CTA”) balance (a component of accumulated other comprehensive income) at the date of transition.	We will eliminate our date of transition CTA balance by adjusting our opening accumulated deficit.

Employee benefits — actuarial gains and losses

IFRS 1 permits first-time preparers to avoid applying retrospectively the change in accounting policy related to actuarial gains and losses pursuant to IAS 19 (discussed above) as of the date of transition to IFRS.

No opening balance sheet adjustment will be made to other comprehensive income related to actuarial gains and losses. Instead, those gains and losses will be recognized in other comprehensive income prospectively, beginning on January 1, 2010.

Other IFRS 1 exemptions will be considered as we continue to make progress in our conversion activities.

We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

(unaudited)

	Quarters ended
	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
	$	$	$	$

Revenues	6,422	40,182	8,565	8,379
Earnings (loss) from operations	(7,340)	11,511	(9,789)	(12,238)
Net earnings (loss)	(5,880)	12,032	(11,288)	(13,080)
Net earnings (loss) per share
Basic and diluted	(0.09)	0.19	(0.19)	(0.24)

	Quarters ended
	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
	$	$	$	$

Revenues	6,111	7,244	11,029	10,457
Loss from operations	(13,442)	(16,315)	(12,386)	(19,525)
Net loss	(12,388)	(14,493)	(13,879)	(20,579)
Net loss per share
Basic and diluted	(0.23)	(0.27)	(0.26)	(0.39)

Outlook for 2010

Perifosine

We expect to continue the development of perifosine in North America (US, Canada and Mexico) in collaboration with our partner, Keryx, and to benefit from this development in order to ultimately achieve registration in other territories. The primary focus will be to advance the Phase 3 registration studies in conformity with the SPA that Keryx recently received from the FDA in multiple myeloma and refractory metastatic colorectal cancer.

Keryx is responsible, in accordance with the terms of our license agreement, for the North American development and registration of perifosine. We have access to all corresponding data at no additional cost. In parallel with the North American development activities, we already obtained positive scientific advice from the European Medicines Agency relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the multiple myeloma indication. We are not expecting to invest in any additional trial in Europe in multiple myeloma and are now seeking a similar advice from the EMA for the indication of refractory metastatic colorectal cancer. We also expect to establish a registration strategy that will enable us to benefit from the Asian markets and from other attractive territories. In the event that the EMA requires additional trials or any additional development work prior to confirming compliance with European regulations, we will support the corresponding R&D investments.

AEZS-108

We expect to perform, together with cooperative groups and clinical investigators, additional studies in endometrial or ovarian cancer, as well as in new indications, such as prostate cancer and bladder cancer. We will make appropriate decisions related to additional studies in consideration of our available financial resources and on the level of sponsorships that we successfully obtain from different organizations.

AEZS-130 (SolorelTM)

Upon satisfactory discussions and agreement with the FDA, we expect to complete the Phase 3 program for AEZS-130 (SolorelTM) as a diagnostic test for adult growth hormone deficiency and to submit a corresponding NDA to the FDA.

Revenue expectations

License fee revenues are expected to decrease substantially in 2010, due to the known absence of future amortization of deferred revenues related to upfront payments already received. Additionally, excluding the impact of foreign exchange rate fluctuations, sales and royalties are expected to decrease slightly in 2010.

Cost reduction and development focus

During 2010, we expect to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and SolorelTM. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. We do not expect to pursue any development relating to cetrorelix or ozarelix. With our focused strategy, we can expect a reduction of our R&D expenses by nearly $20.0 million in 2010, as compared to 2009.

With regard to our SG&A expenses, in light of the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi and given additional cost-saving measures, we expect to reduce our costs in 2010 by approximately $5.0 million, as compared to 2009.

We now expect that our total 2010 cash burn will be approximately $32.0 million, excluding any non-dilutive cash-generating activities relating to the licensing out of our advanced products.

We continue to endeavour to become a specialty pharmaceutical company focused on oncology and endocrinology with our own marketing activities in selected territories and seek commercial partners in order to carry out our strategic objectives.

Financial and Other Instruments

Foreign Currency Risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the three months ended March 31, 2010, we were not party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at May 12, 2010.

Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries now use the euro as their functional currency.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, any accounts receivable balances due as at March 31, 2010 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three months ended March 31, 2010.

As at March 31, 2010, we did not have any interest in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine Phase 2 and Phase 3 studies, the AEZS-108 Phase 2 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to our activity, including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of our competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the equity markets in general, have been subject to extreme fluctuations that were not necessarily related to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. On January 21, 2010, we announced that we had received a notification from Nasdaq regarding the failure by the Company to comply with Nasdaq’s minimum bid price requirements. However, we regained compliance with these requirements on April 23, 2010. Nevertheless, if we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2009 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and investors are urged to consult such risk factors.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
May 12, 2010

Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

As at and for the three-month periods ended March 31, 2010 and 2009

(presented in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at and for the three-month periods ended March 31, 2010 and 2009

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Operations and Comprehensive Loss	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at March 31,	As at December 31,
(Unaudited)	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	26,947	38,100
Accounts receivable
Trade	3,374	2,444
Other	1,128	992
Income taxes	112	113
Inventory (note 3)	3,491	4,415
Prepaid expenses and other current assets	2,278	2,949
	37,330	49,013
Restricted cash	833	878
Property, plant and equipment	3,885	4,358
Deferred charges and other long-term assets	4,456	4,733
Intangible assets	15,760	17,034
Goodwill (note 4)	9,708	10,246
	71,972	86,262
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8,691	11,919
Income taxes	587	965
Deferred revenues	5,499	6,327
Current portion of long-term payable	59	57
	14,836	19,268
Deferred revenues	42,500	45,919
Long-term payable	118	143
Employee future benefits (note 6)	11,282	11,640
Other long-term liability	66	66
	68,802	77,036
SHAREHOLDERS’ EQUITY
Share capital	41,203	41,203
Warrants	2,899	2,899
Other capital	80,086	79,943
Deficit	(133,418)	(127,538)
Accumulated other comprehensive income	12,400	12,719
	3,170	9,226
	71,972	86,262

Basis of presentation (note 1)

Evaluation of going concern (note 1)

Subsequent event (note 10)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

2

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three-month periods ended March 31, 2010 and 2009

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance – December 31, 2009	63,089,954	41,203	2,899	79,943	(127,538)	12,719	9,226
Net loss for the period	—	—	—	—	(5,880)	—	(5,880)
Foreign currency translation adjustments	—	—	—	—	—	(319)	(319)
Stock-based compensation costs	—	—	—	143	—	—	143
Balance – March 31, 2010	63,089,954	41,203	2,899	80,086	(133,418)	12,400	3,170

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2008	53,187,470	30,566	79,669	(102,814)	14,054	21,475
Net loss for the period	—	—	—	(12,388)	—	(12,388)
Foreign currency translation adjustments	—	—	—	—	(1,297)	(1,297)
Stock-based compensation costs	—	—	60	—	—	60
Balance – March 31, 2009	53,187,470	30,566	79,729	(115,202)	12,757	7,850

	As at March 31,
(Unaudited)	2010	2009
	$	$
Accumulated Other Comprehensive Income
Consisting of the following:
Foreign currency translation adjustments	12,400	12,754
Variation in fair market value of short-term investments, net of income taxes	—	3

Accumulated other comprehensive income	12,400	12,757
Deficit	(133,418)	(115,202)
Total Accumulated Other Comprehensive Income and Deficit	(121,018)	(102,445)

The accompanying notes are an integral part of these consolidated financial statements.

3

Æterna Zentaris Inc.

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three-month periods ended March 31, 2010 and 2009

(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2010	2009
	$	$
Revenues
Sales and royalties	5,716	4,971
License fees and other	706	1,140
	6,422	6,111
Operating expenses
Cost of sales, excluding depreciation and amortization	4,617	3,694
Research and development costs, net of tax credits and grants	5,701	11,437
Selling, general and administrative expenses	2,792	3,554
Depreciation and amortization
Property, plant and equipment	263	311
Intangible assets	389	557
	13,762	19,553
Loss from operations	(7,340)	(13,442)
Other income
Interest income	58	154
Foreign exchange gain	1,402	900
	1,460	1,054
Net loss for the period	(5,880)	(12,388)
Net loss per share
Basic and diluted	(0.09)	(0.23)
Weighted average number of shares (note 9)
Basic and diluted	63,089,954	53,187,470

Consolidated Statements of Comprehensive Loss

	Three months ended March 31,
(Unaudited)	2010	2009
	$	$
Net loss for the period	(5,880)	(12,388)
Other comprehensive loss:
Foreign currency translation adjustments	(319)	(1,297)
Comprehensive loss	(6,199)	(13,685)

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2010 and 2009

(in thousands of US dollars)

	Three months ended March 31,
(Unaudited)	2010	2009
	$	$
Cash flows from operating activities
Net loss	(5,880)	(12,388)
Items not affecting cash and cash equivalents
Depreciation and amortization	652	868
Stock-based compensation costs	143	60
Employee future benefits	258	(148)
Amortization of deferred charges and other long-term assets	68	1,264
Amortization of deferred revenues	(1,540)	(2,062)
Foreign exchange gain on items denominated in foreign currencies	(1,402)	(900)
Amortization of prepaid and other non-cash items	1,549	4,380
Changes in operating assets and liabilities (note 5)	(4,665)	24,196
Net cash (used in) provided by operating activities	(10,817)	15,270

Cash flows from financing activities
Repayment of long-term payable	(27)	(24)

Cash flows from investing activities
Purchase of property, plant and equipment	(12)	(60)

Effect of exchange rate changes on cash and cash equivalents	(297)	(2,418)
Net change in cash and cash equivalents	(11,153)	12,768

Cash and cash equivalents – Beginning of period	38,100	49,226

Cash and cash equivalents – End of period	26,947	61,994
Cash and cash equivalents components:
Cash	21,947	42,477
Cash equivalents	5,000	19,517
	26,947	61,994

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1                                         Basis of presentation, use of estimates and evaluation of going concern

The accompanying interim consolidated financial statements of Æterna Zentaris, Inc. (“the Company”) as at March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 are unaudited. They have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from consolidated financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The recognition, measurement and disclosure differences between Canadian GAAP and US GAAP, as they relate to the Company, are described in note 11. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of the Company’s management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying interim consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2009.

These interim consolidated financial statements do not include all of the disclosures applicable to annual consolidated financial statements. A full description of the Company’s accounting policies can be found in the Company’s consolidated financial statements as at and for the year ended December 31, 2009. While management believes that the disclosures presented are adequate and highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates and judgments are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the estimated useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain other accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Evaluation of going concern, results of operations and management’s plans:

Management is required to make an assessment of the Company’s ability to continue as a going concern and takes into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Management’s assessment took into account current cash levels, the completion of the registered direct offering discussed in note 10, as well as the Company’s strategic plan and corresponding budgets for 2010 and forecasts for 2011 and 2012. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date.

6

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2                                         New accounting standards and pronouncements

Not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

3                                         Inventory

	As at March 31,	As at December 31,
	2010	2009
	$	$
Raw materials	2,444	2,998
Work in progress	1,047	1,417

	3,491	4,415

4                                     Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2009	10,246
Impact of foreign exchange rate changes	(538)

Balance as at March 31, 2010	9,708

7

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5                                         Supplemental disclosure of cash flow information

	Three months ended March 31,
	2010	2009
	$	$
Changes in operating assets and liabilities
Accounts receivable	(1,282)	1,832
Inventory	710	(440)
Prepaid expenses and other current assets	(1,011)	(5,695)
Deferred charges and other long-term assets	(38)	(3,000)
Accounts payable and accrued liabilities	(2,713)	1,528
Deferred revenues	—	30,000
Income taxes	(331)	(29)
	(4,665)	24,196

6                                         Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

For the three-month period ended March 31, 2010 total defined benefit pension expenses amounted to approximately $287,000 ($183,000 in 2009). For the three-month period ended March 31, 2010, total expenses related to other defined benefit plans amounted to approximately $74,000 ($78,000 in 2009).

The Company sponsors a matching defined contribution plan at its Canadian headquarters. Under that plan, the Company may contribute amounts equal to a percentage of employee contributions. During the three months ended March 31, 2010, matching contributions to the plan totalled approximately $10,000 ($41,000 in 2009).

The Company also sponsors a 401(k) plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the three months ended March 31, 2010, matching contributions to the plan amounted to approximately $15,000 ($15,000 in 2009).

8

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7                                       Stock options

The following tables summarize the activity under the Company’s stock option plan.

Canadian Dollar Options:

	Three months ended March 31, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	5,920,588	2.72	4,490,759	3.28
Granted	—	—	1,448,422	0.95
Forfeited	—	—	(15,000)	0.55
Expired	—	—	(3,593)	1.73

Balance - End of period	5,920,588	2.72	5,920,588	2.72

US Dollar Options:

	Three months ended March 31, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	293,334	2.83	313,334	2.76
Forfeited	—	—	(20,000)	1.78

Balance - End of period	293,334	2.83	293,334	2.83

9

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8                                         Financial instruments and financial risk management

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the Canadian dollar vis-à-vis the Euro (“EUR”) exchange rates could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.3523.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at March 31, 2010 would be as follows:

	Carrying	Transactions denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	20,912	1,046	(1,046)
Total impact on net loss — decrease/(increase)		1,046	(1,046)

9                                     Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share.

	Three months ended March 31,
	2010	2009
	$	$
Net loss	(5,880)	(12,388)
Basic weighted average number of shares outstanding	63,089,954	53,187,470
Dilutive effect of stock options	129,975	55,576
Diluted weighted average number of shares outstanding	63,219,929	53,243,046
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	5,493,922	4,058,833
Warrants (number of equivalent shares)	4,110,603	—

10

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

For the three-month periods ended March 31, 2010 and 2009, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

10                              Subsequent event

On April 20, 2010, the Company completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit. The related warrants represent the right to acquire an aggregate of 4,444,444 common shares at an exercise price of $1.50 per share, are exercisable six months following the date of issuance and will expire on the fifth-year anniversary of the date on which the warrants become exercisable.  Total proceeds raised in this offering amounted to $15,000,000, less estimated cash transaction costs of approximately $1,274,000. The purchasers in the offering were comprised of institutional investors, and the securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

11                              Differences between Canadian and US GAAP

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement and disclosure differences as compared to US GAAP are set out in note 26 to the Company’s most recent annual consolidated financial statements. This note provides a quantitative analysis of significant differences between Canadian and US GAAP as they relate to the Company as at and for the three months ended March 31, 2010 and 2009. All disclosures required in annual financial statements under US GAAP and as per Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Reconciliation of net loss to US GAAP

	Three months ended March 31,
	2010	2009
	$	$

Net loss for the period under Canadian GAAP	(5,880)	(12,388)

Variation in warrant liability, including amortization of related transaction costs (a)	(236)	—
Amortization of in-process research and development (b)	110	258
Net loss for the period under US GAAP	(6,006)	(12,130)

Net loss per share
Basic and diluted	(0.10)	(0.23)

Weighted average number of shares outstanding under US GAAP (note 9)
Basic and diluted	63,089,954	53,187,470

11

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of shareholders’ equity (deficiency) to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

		As at March 31,	As at December 31,
		2010	2009
		$	$
Shareholders’ equity in accordance with Canadian GAAP		3,170	9,226
Net impact of liability accounting for warrants	(a)	(1,510)	(1,351)
In-process research and development costs	(b)	(2,033)	(2,146)
Shareholders’ (deficiency) equity in accordance with US GAAP		(373)	5,729

Balance sheets

The following table summarizes the significant differences between pertinent additional balance sheet items under Canadian GAAP as compared to US GAAP.

	As at March 31,		As at December 31,
	2010		2009
	As Reported	US GAAP	As Reported	US GAAP
	$	$	$	$

Warrant liability (a)	—	1,510	—	1,351
Intangible assets (b)	15,760	13,727	17,034	14,888

Statement of cash flows

For the three-month period ended March 31, 2010, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

a)              Warrants

In connection with two registered direct offerings that were completed in June and October 2009, the Company issued warrants to purchase common shares to the institutional investors who participated in the offerings and to the sole placement agent and its designated representatives. The warrants issued to the institutional investors and to the placement agent (and its designated representatives) in June 2009 are referred to as the “First Investor Warrants” and the “First Compensation Warrants”, respectively, while the warrants issued the institutional investors and to the placement agent (and its designated representatives) in October 2009 are referred to as the “Second Investor Warrants” and the “Second Compensation Warrants”, respectively.

12

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Under Canadian GAAP, the Company has classified and is accounting for all of its outstanding common share purchase warrants as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope of guidance now codified as the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is accounting for these instruments as a liability. Topic 480 states that financial instruments which contain a written put option, even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value. Any changes to the fair value of the warrant liability would be reflected within other income (expenses) in the consolidated statement of operations.

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of all outstanding warrants as at March 31, 2010.

	First Investor Warrants and First Compensation Warrants	Second Investor Warrants	Second Compensation Warrants
Market-value per share price	$0.79	$0.79	$0.79
Risk-free annual interest rate	0.87%	2.35%	1.36%
Expected volatility	119.1%	87.7%	107.9%
Expected life (years)	1.75	4.58	2.58
Expected dividend yield	0.0%	0.0%	0.0%

The fair value of the Company’s warrant liability was determined using the Black-Scholes pricing model. The valuation methodology uses “Level 2” inputs in calculating fair value, as defined in guidance now codified as ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

13

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

b)              Research and development costs

Under US GAAP, prior to the issuance of ASC Topic 805, Business Combinations, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

New accounting standards and pronouncements

a)              Adopted in 2010

ASC Topic 810, Consolidation (“Topic 810”)

In June 2009, the FASB amended the consolidation guidance in Topic 810 for variable interest entities. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 860, Transfers and Servicing (“Topic 860”)

In June 2009, the FASB amended Topic 860 to remove the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities. This guidance contained in Topic 860 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Topic 860 must be applied to transfers occurring on or after the effective date. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”)

The FASB recently issued ASU 2010-06 to enhance the usefulness of fair value measurements. The amended guidance requires both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. ASU 2010-06 amends the disclosures about fair value measurements in ASC 820 and is effective for interim and annual reporting periods beginning after December 15, 2009, except for disaggregation requirements for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

14

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

b)              Future accounting changes

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require instead that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact that this guidance may have on the Company’s consolidated financial statements.

15